Goodwin Procter LLP
Counselors at Law
135 Commonwealth Drive
Menlo Park, CA 94025
T: 650.752.3100
F: 650.853.1038

September 29, 2014

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hortonworks, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted September 8, 2014
CIK No. 0001610532

Dear Ms. Jacobs:

This letter is submitted on behalf of Hortonworks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 submitted on September 8, 2014 (the “Draft Registration Statement”), as set forth in your letter dated September 23, 2014 addressed to Robert Bearden, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

1.	We note your response to prior comment 1 regarding whether you are substantially dependent on your agreement with Microsoft. We continue to believe that you should file this agreement under Item 601(b)(10) of Regulation S-K given your sales from Microsoft for the quarter ended June 30, 2014 is 20.7% of your total revenue and the impact of your joint engineering efforts with Microsoft on your cost of revenue described on page 55.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully informs the Staff that while the Company may have been considered substantially dependent on its agreement with Microsoft in prior periods, it is currently not substantially dependent on the agreement and expects that it will not become substantially dependent on the agreement going forward. The Company’s agreement with Microsoft generates approximately $2.25 million of revenue per quarter, which the Company expects to represent 19% of its total revenue during the quarter ending September 30, 2014, down from 20.7% during the quarter ended June 30, 2014. The Company expects that the revenue generated from Microsoft as a percentage of the Company’s total revenue will be lower than 10% prior to the time the agreement comes up for renewal in July 2015.

The Company’s current lack of substantial dependence on the Microsoft agreement becomes more evident, however, when evaluating Microsoft’s contribution to the Company’s billings, which is calculated as the Company’s revenue plus the change in deferred revenue for the same period. As described on page 53 of the Amended Draft Registration Statement, the Company has not yet established vendor-specific objective evidence of fair value for its support subscriptions, so it recognizes revenue ratably over the period beginning when both the support subscription and professional services have commenced for customers with agreements that purchase both a support subscription and professional services. Most of the Company’s customer agreements include both support subscription and professional services. The accounting treatment for such agreements causes the Company’s revenue to trail the impact of these customer agreements and creates significant deferred revenue balances. Because the aforementioned $2.25 million of quarterly revenue from the Microsoft agreement does not include professional services, and since the amount is billed and paid on a quarterly basis, and not in advance, it does not trigger material amounts of deferred revenue, unlike the majority of the Company’s customer agreements. Thus, the Company believes billings provides a better view of the impact of the Microsoft relationship on the Company’s current business than does revenue. The Company calculates billings by adding revenue to the change in deferred revenue balance for the same period, which captures both recognized revenue and new business that has been billed but not yet recognized as revenue. The Company’s revenue and billings since the quarter ended March 31, 2013, and the impact of revenue and billings generated from Microsoft on the Company’s total revenue and billings, are shown in the following table:

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

	Three Months Ended,
	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014 (estimated)
Total Hortonworks GAAP Revenue	$4,664	$5,114	$6,160	$8,147	$8,537	$12,087	$13,226

Total Deferred Revenue Balance as of Quarter End	16,060	20,442	23,573	28,680	33,856	38,983	47,738
Less:
Total Deferred Revenue Balance as of Beginning of Quarter	15,101	16,060	20,442	23,573	28,680	33,856	38,983

Change in Deferred Revenue Balance During Quarter	959	4,382	3,131	5,107	5,176	5,127	8,755

Total Hortonworks Billings	$5,623	$9,496	$9,291	$13,254	$13,713	$17,214	$21,981

MSFT Revenue	$2,480	$2,539	$2,505	$2,575	$2,488	$2,513	$2,517
MSFT Revenue as % of Total Revenue	53%	50%	41%	32%	29%	21%	19%

MSFT Billings	$2,290	$2,288	$2,280	$2,334	$2,250	$2,275	$2,250
MSFT Billings as % of Total Billings	41%	24%	25%	18%	16%	13%	10%

As shown in the above table, the percentage of billings attributable to Microsoft is significantly lower than the percentage of revenue attributable to Microsoft in each period presented. This shows that sales from Microsoft is a smaller component of the Company’s current business than reported revenue would indicate, and supports the Company’s belief that it is not currently substantially dependent on its agreement with Microsoft. The Company also supplementally directs the Staff’s attention to the fact that the Company’s revenue from Microsoft in the periods presented is greater than its billings from Microsoft in the same periods. The Company did not recognize HD Insight support subscription revenue from Microsoft until the product was released in beta in 2012, leading to a substantial deferred revenue balance at that time. Following the product release, the revenue moving from the deferred revenue line item on the balance sheet has been positive in the periods presented with no additional corresponding deferred revenue recognized

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

during these periods, which led to revenue attributable to Microsoft that exceeds billings attributable to Microsoft in periods presented.

Additionally, as previously disclosed, efforts around joint development related to HD Insight under the Microsoft agreement were completed in October 2013. Therefore, the Company will not recognize any further expenses related to this particular joint development effort within its cost of revenue.

Based on the quantitative analyses above, and its belief that its agreement with Microsoft was entered into in the ordinary course of business, the Company believes that it is not substantially dependent on such agreement and respectfully submits it is not required to file the agreement under Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

2.	We note your response to prior comment 3 that you held an organizational meeting on May 14, 2014 to discuss the possibility of an IPO. Please tell us when you first initiated discussions with underwriters and whether the underwriters have communicated their estimated price range and amount for your stock.

RESPONSE: The Company supplementally advises the Staff that the Company initiated discussions with Goldman, Sachs & Co. regarding the offering at the May 1, 2014 meeting of its Board of Directors. The Company advises the Staff that the third-party valuation specialist engaged to prepare the valuation reports reviewed by the Company’s Board of Directors was aware of the Company’s discussions with Goldman, Sachs & Co. and the expected timing of the offering when completing its valuation effective as of May 14, 2014.

The Company further advises the Staff that Goldman, Sachs & Co. did not provide the Company with any formal valuation of the Company during these discussions, or at the May 14, 2014 organizational meeting for the offering, and has not provided an estimated price range for our common stock through the date of this response letter. The Company will advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s common stock.

3.

We also note in your response to prior comment 3 that the increase in the fair value of your common stock from $4.23 per share in April 2014 to $6.85 per share in May 2014 was the result of the reassessment of various liquidity options and the decreased uncertainty

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

related to a potential IPO, which is reflected through the transition from the OPM to the PWERM in the valuations. Please tell us the equity value used for your valuation in April 2014 and the equity values used for each outcome under the PWERM and in the OPM for your May 2014 valuation. Additionally, considering the significant increase in your common stock in less than a month with no changes in events or key operational milestones occurring between these dates as disclosed on pages 49, please explain any significant differences in the enterprise or equity values used in these valuations.

RESPONSE: The Company supplementally informs the Staff that the equity value of the Company was estimated to be $539.1 million as of March 24, 2014 based on the $100.0 million Series D preferred stock financing round using the subject company transaction (or back-solve) method, which represents the present value of the Company inferred by the latest preferred financing round. The May 2014 PWERM utilized future equity values ranging from $1.1 billion to $1.8 billion under various IPO scenarios and $1.5 billion for a sale or merger scenario. Additionally, an OPM was utilized in the May 2014 valuation to capture a later liquidity scenario that could result from future, and currently unknown, negative developments. This OPM scenario resulted in a present equity value of $308.4 million. The probability-weighted present value of equity implied from the May 14, 2014 valuation was $751.2 million. The Company respectfully directs the Staff’s attention to the details regarding the outcomes and assumptions utilized in the PWERM that were provided in the Company’s response to prior comment 3.

Given the initial closing of the Company’s Series D preferred stock financing in March 2014 and subsequent closings, both valuations utilized a back-solve method ensuring that the allocated value of the Series D preferred stock was consistent with the issue price. However, the May 2014 valuation indicated a greater equity value ($751.2 million) than the March 2014 valuation ($539.1 million) due to new expectations regarding higher future equity values and a shortened time horizon to a liquidity event. The increased probability of an expected IPO in the near future at higher valuations, in which preferred stock converts to common stock, resulted in greater value being allocated to the common stock.

The Company further notes that investors’ expectations of future liquidity events changed significantly based on the Company’s decision to consider, and proceed with, an IPO sooner than contemplated, which was confirmed at the Company’s organizational meeting that was held on May 14, 2014. Thus, the uncertainty of future values and timing for potential liquidity events was greatly reduced, benefiting the deemed value attributable to the Company’s common stock.

4.	We note your disclosure on pages 66 and 67 that in determining the fair value of your common stock you used the market approach by applying market multiples of comparable

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

publicly-traded companies in the same industry or similar lines of business. Please tell us the comparable publicly-traded companies used in your valuations at each grant date during the 12 months prior to the date of the most recent balance sheet date included in your registration statement. As part of your response, please tell us the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and provide an explanation for any changes to the set of comparable publicly-traded companies during this time period.

RESPONSE: The Company supplementally informs the Staff that the comparable publicly-traded companies used in the market approach were selected from companies within the open source software solutions, enterprise application software, and enterprise information technology consulting services industries. Additionally, the Company considered the size (as measured based on market capitalization, total assets, and revenue) and growth of each company, focusing on high growth, smaller companies and expanding to include larger companies as the Company progressed.

In March 2014, the Company closed a $100 million financing round, significantly increasing its enterprise value; therefore, larger publicly-traded companies in the enterprise application/software industry were added to the list of guideline companies as the differences due to size diminished. Below is the list of comparable publicly-traded companies utilized for the valuations prior to March 2014:

•	Yahoo!, Inc. (NASDAQ: YHOO) (selected given the Company’s origination and relationship with Yahoo!)
•	Red Hat, Inc. (NYSE: RHT)
•	Progress Software Corp. (NASDAQ: PRGS)
•	Sourcefire, Inc. (NASDAQ: FIRE) (acquired by Cisco Systems, Inc. in October 2013)
•	Marketo, Inc. (NASDAQ: MKTO)
•	Tableau Software, Inc. (NYSE: DATA)
•	Splunk, Inc. (NASDAQ: SPLK)

Below is a list of the comparable publicly-traded companies utilized for the valuations in March 2014 and afterwards:

•	Yahoo!, Inc. (NASDAQ: YHOO)
•	Red Hat, Inc. (NYSE: RHT)
•	Workday, Inc. (NYSE: WDAY) (added as a larger enterprise application/software provider as the Company’s revenue and market capitalization grew)

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

•	ServiceNow, Inc. (NYSE: NOW) (added as a larger enterprise application/software provider as the Company’s revenue and market capitalization grew)
•	SolarWinds, Inc. (NYSE: SWI) (added as a larger enterprise application/software provider as the Company’s revenue and market capitalization grew)
•	Progress Software Corp. (NASDAQ: PRGS)
•	Splunk Inc. (NASDAQ: SPLK)
•	Tableau Software, Inc. (NYSE: DATA)
•	FireEye, Inc. (NASDAQ: FEYE) – (added following its 2013 IPO)
•	Marketo, Inc. (NASDAQ: MKTO)

5.	Please also tell us whether the same set of comparable publicly-traded companies used in your common stock valuations were the same companies used in determining the expected volatility assumption for your stock option valuations. For any differences, please explain the reasons for such differences.

RESPONSE: The Company confirms that the same set of comparable publicly-traded companies used in the Company’s common stock valuations were utilized for determining the expected volatility assumption for stock option valuations.

Certain Relationships and Related Party Transactions, page 101

6.	We note your response to prior comment 5 regarding the consideration you received in connection with the issuance of the Yahoo! June 2014 Warrant. Please revise to provide sufficient details of your consideration so a potential investor may evaluate this related party transaction. Your descriptions of “certain rights” and approvals of “certain corporate transactions” are too vague to be meaningful.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 105 and F-25 of the Amended Draft Registration Statement to add a detailed description of the consideration it received from Yahoo! in connection with the issuance of the Yahoo! June 2014 Warrant.

Notes to Consolidated Financial Statements

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

Note 9: Common Stock Warrant (unaudited), page F-24

7.	We note that the Yahoo! common stock warrant will only vest upon the occurrence of a corporate event, including the IPO, liquidation, dissolution, or winding up of the company and that you recorded the fair value of the warrant as an expense and a long-term liability during the six months ended June 30, 2014. Please tell us your basis for recording the fair value of the warrant prior to the occurrence of a corporate event and whether you determined the occurrence of a corporate event was probable. Please also tell us why your accounting for this warrant differs from your preferred stock warrant issued to Yahoo! considering the nature of the contingent event that affects exercisability/vesting is similar. We refer you to ASC 718-10-25-20 by analogy.

RESPONSE: The Company acknowledges the Staff’s comment. As noted in the Company’s response to the Staff’s comment 6 above, the Company supplementally advises the Staff that the Yahoo! common stock warrant was issued in exchange for the removal of a blocking right with respect to the potential acquisition of the Company by a competitor of Yahoo! and is not related to the provision of goods or services to Yahoo! or in connection with a commercial agreement with Yahoo!. As such, the Company concluded that the warrant is not within the scope of ASC 505-50, Equity-Based Payments to Non-Employees and should be accounted for as a freestanding financial instrument in accordance with the provisions of ASC 815, Derivatives and Hedging.

The common stock warrant is a derivative instrument under ASC 815 as it has an underlying in the fair value of the Company’s common stock, a notional amount in the number of shares underlying the warrant, requires a smaller initial net investment than purchasing shares of the Company’s common stock and allows for contractual net settlement. The Company concluded that the warrant does not qualify for the equity scope exception under ASC 815-40-15-7 since the number of shares issuable upon exercise of the warrant can vary based on the occurrence or non-occurrence of future equity financings.

Pursuant to the guidance under ASC 815, all derivative instruments shall be measured initially and subsequently at fair value, with subsequent changes in fair value recognized in earnings. In determining the fair value of the warrant, the Company considered a speech given by the Staff at the 2010 AICPA National Conference in which the Staff noted that in circumstances in which inputs are not static (i.e., not fixed-for-fixed) throughout the life of the instrument, valuation models other than a Black-Scholes model are necessary to give effect to such features (e.g. PWERM models such as a binomial model or the Monte-Carlo simulation model). Based on this guidance, the Company supplementally advises the Staff that the probability and occurrence of a corporate event does not impact the timing of when

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 29, 2014

a derivative is recognized under ASC 815-10, but rather, is factored into the assumptions underlying the different scenarios in the PWERM model in determining the fair value of the warrant. Details regarding the assumptions utilized in the Company’s PWERM model were included in the Company’s response to prior comment 3 in the Company’s letter to the Staff dated September 8, 2014.

The Company has considered the guidance under ASC 718-10-25-20 by analogy, which applies to the recognition of compensation cost based on whether the achievement of a performance condition is probable or not probable. The Company does not believe that it is appropriate to apply the above guidance by analogy given that the common stock warrant is not within the scope of ASC 505-50 or ASC 718. With respect to the different accounting treatment of the Yahoo! common stock warrant and preferred stock warrant, the Company notes that the preferred stock warrant was issued as a sales incentive to Yahoo! in connection with a commercial agreement whereby Yahoo! would pay the Company $2.0 million over a two-year period primarily for support subscription offerings. Further, the exercisability of the preferred stock warrant was also directly linked to the continuation of the commercial agreement over the initial two-year period. Therefore, the preferred stock warrant is accounted for under ASC 505-50 and ASC 605-50 as a share-based sales incentive issued to a customer. Given that the common stock warrant was not issued in exchange for goods or services purchased by Yahoo!, or in connection with a revenue arrangement with Yahoo!, and there is an identifiable, estimable benefit in the removal of the blocking right, the Company has recognized the common stock warrant liability at fair value with a corresponding debit to other expense.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139 or Bradley C. Weber at (650) 752-3226.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Patrick Gilmore, Securities and Exchange Commission

Eiko Yaoita Pyles, Securities and Exchange Commission

Edwin Kim, Securities and Exchange Commission

Robert Bearden, Hortonworks, Inc.

David M. Howard, Hortonworks, Inc.

Craig M. Schmitz, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP

John L. Savva, Sullivan & Cromwell LLP